09011871

# FORM 11-K

(Mark One)

**[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008

OR

**☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ______________________ to ______________________

**Commission file number** 00100035

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

**Elano Profit Sharing Plan**
**2455 Dayton-Xenia Road**
**Dayton, OH 45434-7199**

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

**General Electric Company**
**3135 Easton Turnpike**
**Fairfield, CT 06431**

## REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

*Note:* A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

## SIGNATURES

*The Plan.* Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Elano Profit Sharing Plan
(Name of Plan)

Date June 15, 2009

Kristine L. Brock
(Signature)*
Name: Kristine L. Brock
Title: Benefits Specialist Human Resources

**Print name and title of the signing official under the signature.*

SEC Mail Processing
Section

JUN 25 2009

Washington, DC
110

**KPMG LLP**
345 Park Avenue
New York, NY 10154

## Consent of Independent Registered Public Accounting Firm

Elano Profit Sharing Plan:

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-155587 and 333-158069) of the General Electric Company of our report dated June 15, 2009, relating to the statements of net assets available for plan benefits of the Elano Profit Sharing Plan as of December 31, 2008 and 2007 and related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Elano Profit Sharing Plan.

KPMG LLP

New York, New York
June 15, 2009

ELANO PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

(With Report of Independent Registered Public Accounting Firm Thereon)

ELANO PROFIT SHARING PLAN

December 31, 2008 and 2007

Table of Contents



[i] Schedules required by Form 5500 which are not applicable have not been included.

**KPMG LLP**
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Elano Profit Sharing Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Elano Profit Sharing Plan (the "Plan") as of December 31, 2008 and 2007, and the related Statements of Changes in Net Assets Available for Plan Benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Elano Profit Sharing Plan as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2008 presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 15, 2009

ELANO PROFIT SHARING PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| Assets | | |
| Investments, at fair value (note 3): | $ 47,243,880 | $ 64,265,648 |
| Loans to participants | 556,343 | 535,327 |
| Participant contributions receivable | - | 100,864 |
| Employer contributions receivable | 1,420,850 | 1,457,559 |
| Accrued dividends and interest | 135,127 | 122,144 |
| Total assets | 49,356,200 | 66,481,542 |
| Liabilities | | |
| Payable for excess contributions | 12,233 | - |
| Net assets available for plan benefits, prior to adjustment | 49,343,967 | 66,481,542 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2) | 137,196 | 396,595 |
| Net assets available for plan benefits | $ 49,481,163 | $ 66,878,137 |

See accompanying notes to financial statements.

ELANO PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2008 and 2007

| | 2008 | 2007 |
|---|---|---|
| Additions (reductions) to net assets attributed to: | | |
| Investment income: | | |
| Net (depreciation)/appreciation in fair value of investments (note 3) | $ (21,579,994) | $ 1,819,940 |
| Dividends and interest | 1,800,336 | 2,574,898 |
| Total investment (loss)/income | (19,779,658) | 4,394,838 |
| Interest on loans to participants | 41,851 | 33,342 |
| Contributions: | | |
| Participant | 1,903,446 | 1,744,698 |
| Employer | 2,425,280 | 2,311,237 |
| Total contributions | 4,328,726 | 4,055,935 |
| Total (reductions)/additions | (15,409,081) | 8,484,115 |
| Deductions from net assets attributed to: | | |
| Benefits paid to participants | 1,951,228 | 1,711,704 |
| Expenses and loan fees (note 1) | 36,665 | 5,439 |
| Total deductions | 1,987,893 | 1,717,143 |
| Net (decrease)/increase | (17,396,974) | 6,766,972 |
| Net assets available for plan benefits at: | | |
| Beginning of year | 66,878,137 | 60,111,165 |
| End of year | $ 49,481,163 | $ 66,878,137 |

See accompanying notes to financial statements.

(1) Description of the Plan

The Elano Profit Sharing Plan (the "Plan") is a defined contribution plan covering all employees of the Elano Division of Unison Industries, LLC (the "Company"), whose ultimate parent is General Electric Company ("GE"), who have been credited with at least ninety days of service. The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

MG Trust Company, L.L.C. ("MG Trust") is the Plan's custodian and Ascensus, Inc. is the record-keeper.

The following description of the Plan is provided for general information purposes only. The complete terms of the Plan are provided in the Elano Profit Sharing Plan document (the "Plan Document"). Additional Plan information including benefits, investment options, vesting provisions and effects of plan termination is included in Plan handbooks and other material distributed to participants.

Participant Contributions and Investment Options

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

(a) GE Common Stock Fund – This fund primarily invests in shares of GE Common Stock, with a small portion of the fund held in cash or other short term investments to provide liquidity.

(b) State Street Global Advisors (SSgA) S&P 500 Index Fund - This fund seeks to replicate the total return of the Standard & Poor's 500 Composite Stock Price Index (the "Index"). The fund invests primarily in stocks in the Index in proportion to their weightings in the Index.

(c) GE Institutional Income Fund – This fund seeks maximum income consistent with prudent investment management and the preservation of capital by investing at least 80% of its net assets in debt securities under normal market conditions.

(d) GE Institutional International Equity Fund – This fund seeks long-term capital appreciation. The fund invests primarily in securities issued in at least three foreign countries, including both developed and emerging markets. It normally invests in established companies, but it may invest in companies of varying sizes.

(e) GE Institutional U.S. Equity Fund – This fund seeks long-term growth of capital. The fund invests primarily in equity securities of U.S. companies. To a lesser extent, the fund may also invest in foreign securities and debt securities.

(f) Three funds which seek varying levels of capital growth and/or income:

GE Aggressive Allocation Fund

GE Moderate Allocation Fund

GE Conservative Allocation Fund

These funds primarily invest in underlying GE funds such as U.S. Equity, Small-Cap Value Equity, International Equity, Emerging Markets, Fixed Income and High Yield. The funds may invest in various short-term investments, including money market instruments.

(g) American Funds Growth Fund of America – This fund seeks to provide shareholders with growth of capital by investing in companies with a history of rapidly growing earnings and generally higher price-to-earnings ratios.

(h) Columbia Acorn Select Fund – This fund seeks long-term growth of capital by investing in a limited number of U.S. companies (between 20-40) with market capitalizations under $20 billion at the time of purchase.

(i) State Street Stable Income Fund ("Stable Income Fund") – This fund's primary objective is to preserve principal while achieving a rate of return competitive with rates earned over an extended period of time by comparable fixed income investment products. This fund invests primarily in pooled investment contracts with short-term maturities.

Audited financial statements and prospectuses or other disclosure documents of the registered investment companies ("mutual funds") are distributed annually to participants.

Participants may elect to defer up to 15% of their pre-tax compensation subject to limitations imposed by law. In addition, hourly participants may elect to make after-tax contributions in an amount equal to 3% of their compensation. Participants may also contribute amounts as "rollover" provisions representing distributions from other qualified defined benefit or defined contribution plans of a former employer.

All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make catch-up contributions in accordance with certain regulations.

The Internal Revenue Code limits participant pre-tax contributions. The limits for participants under age 50 were generally $15,500 in both 2008 and 2007. For other participants, the 2008 and 2007 limits were generally $20,500.

Employer Contributions

The Company will make a matching contribution in an amount equal to 6% of their eligible compensation for eligible hourly employees contributing 3% of their eligible compensation on an after tax basis.

The Company may, in its sole discretion, make profit sharing contributions for eligible salaried employees in an amount determined by its board of directors. Participants must be (a) employed by the Company on the last day of the year or (b) not employed on the last day of the year because of death, retirement, or termination of employment on account of disability during the plan year in order to share in the contribution. The Company is not required to make any profit sharing contribution for any plan year.

For December 31, 2008 and 2007, the Company made profit sharing contributions of $1,409,747 and $1,401,567 respectively, which represented 15% of participant eligible participants' compensation for both years.

Vesting

The Plan provides for participants to be 20% vested in Company contributions after completion of two years of service, plus an additional 20% for the completion of each subsequent year of service during the following four years. Participants are always 100% vested in their pre-tax and after-tax contributions and rollover contributions, plus any earnings they generate.

Forfeitures

As of December 31, 2008 and 2007, forfeited non-vested amounts (including unrealized appreciation) totaled $16,500 and $38,437, respectively. During 2008, forfeitures amounting to $34,315 and $19,303 were utilized to pay Plan expenses and reduce Company contributions, respectively. In 2007, forfeitures of $16,960 reduced Company contributions. None were used during 2007 to pay Plan expenses. (Losses)/Gains on earnings of forfeiture balances were ($3,777) and $2,950 during 2008 and 2007. Additions to forfeiture balances were $35,458 and $18,013 during 2008 and 2007.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocation of (a) employer matching contributions and (b) earnings. The benefit to which a participant is entitled is the value of the participant's vested account.

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus their highest outstanding balance of loans from the Company and GE and its subsidiaries (Affiliated Plans) during the past 12 months or 50% of their vested account balance. There is a $50 charge for each loan.

The period of repayment of any loan is up to 4.5 years from the effective date of the loan unless the loan is used to acquire a principal residence for which a term of up to 10 years may be permissible. Loans are secured by the remaining balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Repayment, with interest, is made through payroll deductions.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions.

Loans to participants at December 31, 2008 and 2007 were $556,343 and $535,327, respectively. Interest from loans to participants for the years ended December 31, 2008 and 2007 was $41,851 and $33,342, respectively.

Payment of Benefits

Subject to certain limitations, a participant (or designated beneficiary) may withdraw all or a portion of his or her after-tax contributions, including earnings thereon. Generally, before-tax contributions and rollovers may not be withdrawn while employed by the Company prior to age 59 ½. Company contributions may be withdrawn while a participant is employed by the Company prior to age 70 ½. In the case of a hardship, a participant may elect to withdraw, as applicable, all or a portion of pre-tax contributions, excluding earnings thereon, after-tax contributions (hourly employees only) and, rollover contributions, including earnings thereon. In order to make a hardship withdrawal, a participant must first withdraw the maximum after-tax contributions and nontaxable loans. A participant who makes a hardship withdrawal will be suspended from the Plan for 6 months after the hardship distribution.

On termination of service due to death, disability, or retirement, a participant (or designated beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account. For termination of service for other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution, or if he or she qualifies, as an installment or a direct rollover.

Administrative and Investment Advisor Costs

Expenses related to the administration of the Plan, including record-keeping expenses and Trustee's fees, are liabilities of the Plan. However, the Company may choose to pay these expenses. For the mutual funds, investment advisers are reimbursed for cost incurred or receive a management fee for providing investment advisory services. These reimbursed costs and management fees are reflected in the net appreciation (depreciation) in the fair value of investments on the Statement of Changes in Net Assets Available for Plan Benefits.

(2) Summary of Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Investments

Plan investments are reported at fair value. See notes 3 and 4 for additional information.

Investment transactions are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Earnings from the Stable Income Fund are reinvested in the fund and reflected in dividends.

Investment in the collective trust fund is carried at the net asset value as determined using the estimated fair value of the investments in the respective fund on the last day of the Plan year. The estimated fair value of the investment in the Stable Income Fund is then adjusted to contract value as shown in the Statements of Net Assets Available for Plan Benefits.

(d) Loans to Participants

Loans to participants equal the outstanding principal balance plus accrued interest, which approximates fair value.

(e) Payment of Benefits

Benefit payments are recorded when paid to participants.

(f) Expenses

Substantially all expenses related to administration of the Plan are paid by the Company, with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the respective participant's investment fund's assets.

(g) Reclassifications

Certain prior year amounts have been reclassified to comfort to current year presentation.

(3) Investments

The following is a summary of the fair values of the Plan's investments at December 31, 2008 and 2007:

| | | 2008 | | | 2007 | |
|---|---|---|---|---|---|---|
| GE Common Stock Fund: | | | | | | |
| Cash and cash equivalents | $ | 376,820 | | $ | 756,612 | |
| GE Common Stock | | 7,061,480 | * | | 14,323,737 | * |
| Mutual funds: | | | | | | |
| SSgA S&P 500 Index Fund | | 297,334 | | | 317,679 | |
| GE Institutional Income Fund | | 2,845,500 | * | | 2,426,147 | |
| GE Institutional International Equity Fund | | 2,670,514 | * | | 5,448,266 | * |
| GE Institutional U.S. Equity Fund | | 6,677,305 | * | | 10,994,976 | * |
| GE Aggressive Allocation Fund | | 6,696,158 | * | | 10,299,919 | * |
| GE Moderate Allocation Fund | | 3,984,191 | * | | 5,304,709 | * |
| GE Conservative Allocation Fund | | 2,079,727 | | | 1,806,624 | |
| American Funds Growth Fund of America | | 562,928 | | | 667,284 | |
| Columbia Acorn Select Fund | | 554,503 | | | 1,135,757 | |
| Total mutual funds | | 26,368,160 | | | 38,401,361 | |
| Collective trust fund: | | | | | | |
| State Street Stable Income Fund | | 13,437,420 | ** | | 10,783,938 | ** |
| Total Investments, at fair value | $ | 47,243,880 | | $ | 64,265,648 | |

* Investment option representing more than 5% of the Plan's net assets.

** Contract value at December 31, 2008 and 2007 for the Stable Income Fund was $13,574,616 and $11,180,533 respectively. The amounts presented in the table reflect fair value and also represent more than 5% of the Plan's net assets.

The Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) (depreciated)/appreciated during 2008 and 2007 as follows:

| | 2008 | 2007 |
|---|---|---|
| GE Common Stock Fund | $ (7,579,487) | $ 442,150 |
| Mutual funds | (14,000,507) | 1,377,790 |
| Total | $ (21,579,994) | $ 1,819,940 |

Dividends for the years ended December 31, 2008 and 2007 were $1,800,336 and $2,574,898, respectively.

The average yield of the underlying assets earned by the Plan from the Stable Income Fund was 2.96% and 3.57% at December 31, 2008 and 2007, respectively. The average crediting interest rate was 3.48% and 5.41% at December 31, 2008 and 2007, respectively.

(4) Fair Value Measurements

Effective January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement of Financial Accounting Standards 157, *Fair Value Measurements* ("SFAS 157"), for all financial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the SFAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 establishes a three-level valuation hierarchy based upon observable and unobservable inputs.

For financial assets and liabilities, fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets and liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date.

Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. Preference is given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical investments in active markets.

Level 2 - Quoted prices for similar investments in active markets; quoted prices for identical or similar investments in markets that are not active; and model-derived valuations whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

We maintain policies and procedures to value investments using the best and most relevant data available. The following section describes the valuation methodologies we use to measure investments at fair value.

When available, we use quoted market prices to determine the fair value of investment securities, and they are included in Level 1. Level 1 securities primarily include the GE Common Stock component of the GE Common Stock Fund and mutual funds.

When quoted market prices are unobservable, we use quotes from independent pricing vendors based on recent trading activity and other relevant information including market interest rate curves, referenced credit spreads and estimated prepayment rates where applicable. These investments are included in Level 2. In infrequent circumstances, our pricing vendors may provide us with valuations that are based on significant unobservable inputs, and in those circumstances we classify the investment securities in Level 3.

The Plan's ownership in the collective fund is carried at fair value based on the investment's net asset value per unit and included in Level 2.

The following table presents our investments measured at fair value on a recurring basis at December 31, 2008:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| | | (in thousands) | | |
| GE Common Stock Fund | | | | |
| Cash and cash equivalents | $ 377 | $ — | $ — | $ 377 |
| GE Common Stock | 7,061 | | | 7,061 |
| Mutual funds | 26,368 | — | — | 26,368 |
| Other investments: | | | | |
| State Street Stable Income Fund | — | 13,438 | — | 13,438 |
| Total Investments, at fair value | $ 33,806 | $ 13,438 | $ — | $ 47,244 |

Transfers in and out of Level 3 are considered to occur at the beginning of the period. There were no transfers during the period.

(5) Risks and Uncertainties

The Plan offers a number of investment options including GE Common Stock Fund, a variety of mutual funds and a collective trust fund. The funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur (including in the near term) and that such changes could materially affect participant account balances and amounts reported in the Statements of Net Assets Available for Plan Benefits.

The Plan's exposure to a concentration of credit risk is limited by the opportunity to diversify investments across eleven participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of GE Common Stock Fund, which primarily invests in a single security.

(6) Related Party Transactions (Parties in Interest)

The record-keeping function for the underlying investments held by the Plan are performed by Ascensus, Inc. Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated ("GEAM") and distributed by GE Investment Distributors, Inc., affiliates of the Company. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised of shares of common stock issued by GE, the ultimate parent of the Company.

Certain fees paid to related parties for services to the Plan were paid by the Plan or an Affiliated Plan. Mutual fund and collective trust fund operating expenses, which include expenses paid to GEAM and Ascensus, Inc., come out of the fund's assets and are reflected in the fund's share/unit price and dividends.

(7) Income Tax Status

The Internal Revenue Service has notified the Company by a letter dated March 14, 2003 that the Plan is qualified under the appropriate sections of the Internal Revenue Code. The Plan has been amended since that letter was issued. However, Plan management and legal counsel for the Plan have no reason to believe that those amendments have adversely affected the validity of the determination letter.

The portion of a participant's compensation contributed to the Plan as a pre-tax contribution and the Company's matching contribution and profit sharing contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are withdrawn from the Plan.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan, to the extent permitted by law, to discontinue contributions and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated or has a partial termination, net assets will be distributed to participants and beneficiaries in proportion to their respective account balances.

(9) Reconciliation of Financial Statements to Form 5500

Loans to participants are classified as investments per the Form 5500. The following is a reconciliation of total investments per the financial statements at December 31, 2008 and 2007 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor:

| | 2008 | 2007 |
|---|---|---|
| Total Investments, at fair value per financial statements | $ 47,243,880 | $ 64,265,648 |
| Loans to participants | 556,343 | 535,327 |
| Total Investments per Form 5500 | $ 47,800,223 | $ 64,800,975 |

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

| | 2008 | 2007 |
|---|---|---|
| Net Assets Available for Plan Benefits, per the financial statements | $ 49,481,163 | $ 66,878,137 |
| Adjustment from contract value to fair value for fully benefit-responsive investment contracts | (137,196) | (396,595) |
| Net Assets Available for Plan Benefits, per the Form 5500 | $ 49,343,967 | $ 66,481,542 |
| | | |
| Total Investment Income, per the financial statements | $ (19,737,807) | $ 4,428,180 |
| Adjustment from contract value to fair value for fully benefit responsive investment contracts for current period | (137,196) | (396,595) |
| Adjustment from contract value to fair value for fully benefit responsive investment contracts for prior period | 396,595 | 120,077 |
| Total Investment (Loss)/Income, per the Form 5500 | $ (19,478,408) | $ 4,151,662 |

(10) Subsequent Events

On February 27, 2009, Galliard Capital Management, Inc. ("Galliard") replaced SSgA as investment manager of the Stable Income Fund. In connection with this investment manager transition, the Stable Income Fund's unitholders informed SSgA that Galliard would have wrap provider contracts in place as of February 27, 2009, which should maintain the fully benefit-responsive nature of the investment contracts and continue to permit contract value accounting.

On June 12, 2009 the following changes occurred for the Plan's investment options:

The GE Institutional Strategic Investment Fund will replace the following three capital growth and/ or income Funds:

GE Conservative Allocation Fund

GE Moderate Allocation Fund

GE Aggressive Allocation Fund

The GE Institutional Strategic Investment Fund seeks to maximize total return by following an asset allocation strategy contemplating swifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

Supplemental Schedule I

ELANO PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

| Identity of issue | Description of investment | Number of shares | | Current value |
|---|---|---|---|---|
| * MG Trust Company | Cash and cash equivalents | 376,820 | $ | 376,820 |
| * GE Common Stock Fund | Common stock | 435,894 | | 7,061,480 |
| * SSgA S&P 500 Index Fund | Mutual fund | 19,996 | | 297,334 |
| * GE Institutional Income Fund | Mutual fund | 323,352 | | 2,845,500 |
| * GE Institutional International Equity Fund | Mutual fund | 301,412 | | 2,670,514 |
| * GE Institutional U.S. Equity Fund | Mutual fund | 830,511 | | 6,677,305 |
| * GE Aggressive Allocation Fund | Mutual fund | 744,017 | | 6,696,158 |
| * GE Moderate Allocation Fund | Mutual fund | 474,874 | | 3,984,191 |
| * GE Conservative Allocation Fund | Mutual fund | 270,798 | | 2,079,727 |
| American Funds Growth Fund of America | Mutual fund | 27,540 | | 562,928 |
| Columbia Acorn Select Fund | Mutual fund | 39,410 | | 554,503 |
| * State Street Stable Income Fund | Collective trust fund | 13,437,420 | | 13,437,420 |
| Total Investments, at fair value | | | $ | 47,243,880 |
| * Loans to participants | 116 loans to participants with interest rates from 5.00% to 10.00% | — | | 556,343 |
| Total Loans to participants | | | $ | 556,343 |
| Total Assets held at end of year | | | $ | 47,800,223 |

* Party in interest as defined by ERISA.

See accompanying Report of Independent Registered Public Accounting Firm.